Vansanity, Inc.

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

VANSANITY, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Vansanity, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of Vansanity, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholder’s equity (deficit), and cash flows for the year ended December 31, 2019 and for the period from September 19, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

April 22, 2020
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

VANSANITY, INC.

Balance Sheets
December 31, 2019 and 2018

Assets	2019	2018
Current assets:		
Cash	269,821	$ 975
Inventory	3,686	-
Other current assets	1,583	-
Total current assets	275,090	975
Property and equipment - net	504,064	-
Deposit	175,000	-
Total assets	$ 954,154	$ 975

Liabilities and Stockholder's Equity (Deficit)		
Current liabilities:		
Accounts payable	-	23,152
Deferred rent	9,945	-
Total current liabilities	9,945	23,152
Stockholder's equity (deficit):		
Common stock at $0.0001 par value; 10,000,000 shares authorized; 4,817,500 shares issued and outstanding	482	482
Accumulated deficit	(306,273)	(22,659)
SAFE - future equity obligations	1,250,000	-
Total stockholder's equity (deficit)	944,209	(22,177)
Total liabilities and stockholder's equity (deficit)	$ 954,154	$ 975

See report of independent accountants and accompanying notes to financial statements.

VANSANITY, INC.

Statements of Operations
Year Ended December 31, 2019 and for the period from
September 19, 2018 (inception) to December 31, 2018

	2019	2018
Revenues	$ 4,377	$ -
Operating expenses	287,991	22,659
Net loss	$ (283,614)	$ (22,659)

See report of independent accountants and accompanying notes to financial statements.

VANSANITY, INC.

Statements of Changes in Stockholder's Equity (Deficit)
Year Ended December 31, 2019 and for the period from
September 19, 2018 (inception) to December 31, 2018

	Common Stock	SAFE - Future Equity Obligations	Accumulated Deficit	Total
Stockholder's equity balance, September 19, 2018 (inception)	$ -	$ -	$ -	$ -
Issuance of stock	482	-	-	482
Net loss	-	-	(22,659)	(22,659)
Stockholder's deficit balance, December 31, 2018	482	-	(22,659)	(22,177)
Issuance of SAFE - future equity obligations	-	1,250,000	-	1,250,000
Net loss	-	-	(283,614)	(283,614)
Stockholder's equity balance, December 31, 2019	$ 482	$ 1,250,000	$ (306,273)	$ 944,209

See report of independent accountants and accompanying notes to financial statements.

4

VANSANITY, INC.

Statements of Cash Flows
Year Ended December 31, 2019 and for the period from
September 19, 2018 (inception) to December 31, 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (283,614)	$ (22,659)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	22,973	-
Change in operating assets and liabilities:		
Inventory	(3,686)	-
Other current assets	(1,583)	-
Deposit	(175,000)	-
Accounts payable	(23,152)	23,152
Deferred rent	9,945	-
Net cash (used in) provided by operating activities	(454,117)	493
Cash flows used in investing activities:		
Purchases of property and equipment	(527,037)	-
Cash flows from financing activities:		
Proceeds from issuance of SAFE's - future equity obligations	1,250,000	-
Proceeds from issuance of common stock	-	482
Net cash provided by financing activities	1,250,000	482
Net change in cash	268,846	975
Cash, beginning of period	975	-
Cash, end of period	$ 269,821	$ 975

See report of independent accountants and accompanying notes to financial statements.

VANSANITY, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Vansanity, Inc. (the "Company"), was incorporated on September 19, 2018 in the State of Delaware and operates its location in Boston, Massachusetts renting space and equipment to medical spa practitioners.

Management's Plans: The Company's strategic plan for 2020 and beyond is focused on revenue growth, profitability, and scalability.   These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the greater Boston area creating demand and retention of clients. The Company will then work to establish additional locations using the same model to scale nationally. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Three customers accounted for 41% of revenue for 2019.

Inventory: Inventory consists of medical accessories. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2019.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Organizational Costs: The Company expenses organizational costs as incurred. Organizational costs were $22,152 for 2018. There were no organizational costs for 2019.

1. **Summary of Significant Accounting Policies, Continued:**

   Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

   The Company's sources of revenue are the hourly rental of space and medical equipment as well as the sale of medical accessories. These revenue sources each consist of a single performance obligation and revenue is recognized at a point in time. Upfront payments for rentals are recorded as deferred revenue at the time the reservation is booked and are recorded into revenue upon the completion of the rental. Revenue from the sale of medical accessories is recognized at the time of purchase. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

   Sales tax assessed by a government authority concurrent with sales to our customers are not included in sales, but are reflected in accrued expenses until remitted to the appropriate government authority.

   Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed at the time of acceptance and payment typically is expected at the time of reservation or purchase. There were no contract assets or liabilities at December 31, 2019 or 2018.

   Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $6,524 for 2019. There was no advertising expense for 2018.

   Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

VANSANITY, INC.

Notes to Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company recognizes stock compensation expense for awards granted to certain employees based on the fair value of the stock at the grant date. Stock compensation expense is recorded ratably over the vesting term of the awards. There was no stock compensation expense recorded for 2019.

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. In a recent meeting, the FASB indicated that it is strongly considering delaying the implementation of the new lease standard by one year. The FASB's proposal is currently undergoing a 15-day public comment period. If the proposal passes for private entities, ASC 842 will be effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through April 22, 2019, the date the financial statements were available for issuance, and has determined that except as disclosed below, no additional disclosures are necessary.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

2.   Property and Equipment:

Property and equipment consisted of the following at December 31:

	2019
Machinery and equipment	$ 258,065
Furniture and fixtures	17,805
Building improvements	251,167
	527,037
Less - accumulated depreciation	22,973
	$ 504,064

Depreciation expense was $22,973 for 2019.

3.   Stockholder's Equity (Deficit):

Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock with a $0.0001 par value per share. During the period from September 19, 2018 (inception) to December 31, 2018, the Company issued 4,817,500 shares of common stock at their par value.

4.   SAFE – Future Equity Obligations:

The Company issued various Simple Agreement for Future Equity ("SAFE") during 2019 for a total amount of $1,250,000. The SAFE's do not bear interest and have beneficial conversion features upon which the principal will convert to common units equal to 80% of the per unit price paid by investors with a $5,000,000 valuation cap. The SAFEs will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFEs which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreements. At December 31, 2019, no SAFE agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

5.   Equity Incentive Plan:

During 2019, the Company granted 165,000 options to certain employees pursuant to the terms of the Company's Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 1,000,000 shares. As of December 31, 2019, there were 835,000 shares available for future issuance. Options become vested 1/48th monthly with certain options containing a one year cliff vesting schedule. The term of the options shall not be more than 10 years.

5. **Equity Incentive Plan, Continued:**

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. The Company determined the fair value of these options to be immaterial as a whole to the financial statements due to the start-up phase of the Company and therefore did not record compensation expense during 2019 related to the equity incentive plan.

6. **Lease:**

The Company entered into a non-cancelable operating lease agreement in March 2019 for its medical spa rental location. The lease terminates in September 2029. Monthly rent expense was $19,580 and total rent expense was $83,885 for 2019. The lease calls for the Company to pay common area maintenance and various property tax expenses. The Company records rent on a straight-line basis over the term of the lease. The lease required a deposit totaling $175,000, included on the accompanying balance sheets.

Minimum future lease payments consisted of the following at December 31, 2019:

Year	Amount
2020	$ 236,722
2021	243,824
2022	251,139
2023	258,673
2024	266,433
Thereafter	1,365,249
	$ 2,622,040

7. **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $284,000 at December 31, 2019, available to offset future taxable income in the U.S. which carry forward indefinitely until applied.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.